[SHIP LOGO VANGUARD/(R)/]

March 8, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Convertible Securities Fund; File No. 33-4424

Dear Mr. Sandoe,

The following responds to your comments of March 5, 2010, on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 42 that was filed on January 19, 2010, pursuant to Rule 485(a).

Comment 1:    Prospectus: Fees and Expenses

Comment:         Delete the footnote to the fee table that describes the application of the redemption fee applicable to Vanguard Convertible Securities Fund (the “Fund”). Form N-1A does not permit this information in the summary section.

Response:         Vanguard believes that the footnote to the fee table provides important and material information to investors about the Fund’s redemption fee. We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables. We believe that retaining the footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision.  For these reasons, we will retain the footnote to the fee table.

Comment 2:  Prospectus– Fund Summary – Primary Investment Strategies

Comment:         In the Primary Investment Strategy section of the prospectus, disclose the Fund’s average-weighted maturity.

Response:         The Fund’s portfolio managers do not manage the Fund to maintain a specific average-weighted maturity, and thus average-weighted maturity is not part of the Fund’s primary investment strategy.  We believe that average-weighted maturity is a portfolio characteristic important for an investor purchasing a “bond” oriented fund.  The Fund invests in convertible securities, which are hybrid securities that                        combine the investment characteristics of bonds and common stocks.  Because of the hybrid structure of convertible securities and the convertible securities markets generally, we do not believe that it is important to include the Fund’s average-weighted maturity in the prospectus.  That said, we do include the Fund’s average-weighted maturity in its annual and semiannual reports, along with a number of other portfolio characteristics that are not included in the prospectus.

Comment 3:    Prospectus: Fund Summary – Annual Total Returns

Comment:         In the text immediately preceding the Annual Total Returns table, remove the following sentence: “Prior to 2009, the Bank of America Merrill Lynch All-Convertibles All-Qualities Index was known as the Merrill Lynch All U.S. Convertibles Index.” This information is not relevant.

Response:         We will remove this sentence from the paragraph.

Comment 4:    Prospectus: Fund Summary – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain. Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers). Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 5:    Summary Prospectus Legend

Comment:         Do not incorporate by reference the Fund’s annual and semiannual reports into the Summary Prospectus. This information is not required.

Response:         We have removed the reference to the annual and semiannual reports from the Summary Prospectus Legend. The Legend now reads, “The Fund’s statutory Prospectus and Statement of Additional Information dated March 24, 2010, and financial highlights information from the most recent shareholder reports are incorporated into and made part of this Summary Prospectus by reference.”

Comment 6:    Statement of Additional Information (“SAI”)

Comment:         Please include the Fund’s ticker symbol on the front page of the SAI.

Response:         We will update the front page of the SAI to include the Fund’s ticker symbol.  We note that the Fund offers only one share class – Investor Shares.

Comment 7:    Tandy Requirements

As required by the SEC, the Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Michael Drayo

Associate Counsel